The Goodyear Tire & Rubber Company
Akron, Ohio 44316-0001
August 24, 2006
VIA EDGAR
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
RE:	The Goodyear Tire & Rubber Company — File Number 1-1927: Form 10-K for the year ended December 31, 2005 Filed February 17, 2006
Dear Ms. Blye:
     This letter is in response to the letter, dated August 1, 2006 (the “comment letter”), from you to Mr. Robert J. Keegan, Chief Executive Officer of The Goodyear Tire & Rubber Company (the “Company”), requesting additional information with respect to the Company’s July 17, 2006 response to your letter dated June 14, 2006.
     The Company respectfully submits the following in response to your letter:
     In 2005, the Company’s foreign subsidiaries sold the following types of non-U.S. products and services to customers in Iran, Syria and Sudan:
     Iran — commercial aircraft tires, tubes and retreading services and earthmover tires;
     Syria — air springs for transportation applications; and
     Sudan — commercial aircraft tires and tubes;
     Foreign subsidiaries of the Company also made a small amount of sales to customers in Iran and Syria during the 2003 to 2004 time period. Products and services sold during this period included: farm tires; commercial aircraft tires and tubes; commercial aircraft tire retreading services; truck tires and tubes; air springs for transportation applications; automotive positive drive belts; and industrial V-belts. The amount of these sales, all of which involved foreign-manufactured items, aggregated to substantially less than .01% of the Company’s consolidated net sales in 2003 and 2004.
     To our knowledge, none of the above products were sold to the governments of Iran, Syria or Sudan and we do not believe that any of the products were used for military purposes.

In 2004 and 2005 there were sales of commercial aircraft tires and commercial aircraft tire retreading services by foreign subsidiaries of the Company to state-owned commercial airlines in Iran.
     The Company is mindful of the investor sentiment underlying the initiatives described in your letter of June 14, 2006, a number of which are directed at companies “operating” or “doing business” in Sudan. However, the Company believes that the limited amount of sales, the nature of the non-U.S. products and services involved, and the nature of the customer all are highly unlikely to give rise to significant adverse investor reaction. The Company expects in this regard that it is highly unlikely that there would be any meaningful adverse investor sentiment given the minimal sales to Sudan ($10,000 in 2005 and $0 in 2003 and 2004) and lack of a physical presence in that market. The Company will, however, continue to monitor the potential impact on investor sentiment of the various initiatives and make any necessary adjustments to its materiality assessment.
     The Company hereby reaffirms that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments from the Commission Staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert comments of the Commission Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct further any questions, comments and advice of the Commission Staff to me at 330-796-4141 (fax: 330-796-8836).

Respectfully submitted,
THE GOODYEAR TIRE & RUBBER COMPANY
By:	/s/ Michael R. Peterson

Michael R. Peterson
Attorney